SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 22, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated December 22, 2004, regarding final conversion of B-shares to A-shares in Ericsson.

Press Release December 22, 2004

Final conversion of B-shares to A-shares in Ericsson

In the fourth and final conversion round 48,149,230 B-shares in Ericsson have been converted to the same number of A-shares. The A-shares are now representing 46.9 percent of the voting rights and the B-shares 53.1 percent of the voting rights.

Shareholders in Ericsson have in the fourth and final conversion round tendered 48,149,230 B-shares for conversion to the same number of A-shares. As a result of this conversion round, the total number of shares in Ericsson is now 1,308,779,918 A-shares and 14,823,478,760 B-shares. A total of 652,561,278 B-shares has been converted to A-shares, which means that 99.44 percent of the total number of conversion rights has been exercised.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Peter Olofsson

Ericsson Group Function Communications

Phone: +46 8 719 18 80, +46 8 719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 22, 2004